Safe & Green Holdings Corp.

990 Biscayne Blvd.

#501, Office 12

Miami, FL 33132

March 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Safe & Green Holdings Corp.
Request to Withdraw Registration Statement on Form S-1, File No. 333-284766

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Safe & Green Holdings Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-284766), as amended, together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2025, be withdrawn, effective as of the date hereof. The reason for such withdrawal is that the Company has determined not to pursue the offering to which the Registration Statement relates and will consider other alternatives. The Registration Statement was declared effective by the Commission on February 14, 2025, however no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(c) under the Securities Act, the Company advises that the Commission may, upon consideration of its financing needs and options, undertake one or more private offerings in reliance on Rule 155(c) under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request to withdraw the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted. Thank you for your assistance and cooperation in this matter.

Sincerely,

Safe & Green Holdings Corp.

By:	/s/ Mike McLaren
Name:	Mike McLaren
Title:	Chief Executive Officer